UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                                                      SEC File Number 33-82468


                          NOTIFICATION OF LATE FILING

  (Check One):
  [X]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

                         For Period Ended: 12/31/96

 | Nothing in this form shall be construed to imply that the Commission has  |
 | verified any information contained herein.                                |
 |

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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 PART I - REGISTRANT INFORMATION

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 Full Name of Registrant:   AIM Group, Inc.
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 Former Name if Applicable:
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 Address of Principal Executive Office (Street and Number)
 2001 West Sample Road (Suite 300),Pompano Beach, Florida 33064
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 City, State and Zip Code


 PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |       (a) The reasons  described in reasonable  detail in Part III of
  [X]  |       this form could not be eliminated without  unreasonable  effort
       |       or expense;
       |
       |       (b) The  subject  annual report on Form 10-KSB will be filed on
  [X]  |       or before the fifteenth  calendar day following the  prescribed
       |       due date; and
       |
  [ ]  |       (c) The  accountant's  statement or other  exhibit  required by
       |       Rule 12b-25(c) has been attached, if applicable.

 PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

     On March 27, 1997, shareholders of AIM Group, Inc. (the "Company") owning 2,200,200 shares of the Company's common stock, representing 55.28% of the Company's outstanding shares of common stock, delivered signed copies of a shareholders' consent (the "Consents") calling for changes in the members of the Board of Directors of the Company, effective immediately. Pursuant to the Consents, Messrs. Paul R. Arena, James L. Austin, Dr. Audrey L. Braswell, Jr., Ernest W. Purcell, Joseph L. Ranzini and Bernard R. Kossar were elected to serve as members of the Company's Board of Directors and Messrs. D. Michael Hartley and John W. Johnston were removed from the Board of Directors. Messrs. Joseph L. Ranzini and Bernard R. Kossar were re-elected as directors.

     At a meeting of the newly-elected Board of Directors of the Company held following delivery to the Company of the Consents on March 27, 1997, Paul R. Arena was appointed Chairman of the Board and Chief Executive Officer of the Company, replacing D. Michael Hartley, and Leigh Zoloto was appointed Vice President, Acting Secretary and Treasurer. Messrs. Iain J. Richmond, President, and Shawn P. Durant, Vice President- Administration and Secretary, were placed on paid leave of absence from their positions, pending a review by the Board of their status as employees. Mr. Arena was appointed to serve as Acting President.

     Because the newly-elected directors and newly-appointed officers of the Company have not yet been able to review the Company's financial statements for the year ended December 31, 1996 to be included, and disclosures to be made, in the Annual Report on Form 10-KSB, it will not be possible to file the report by March 31, 1997. A Current Report on Form 8-K reporting the above changes in the Company's management was filed by the Company on March 28, 1997.
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

 PART IV - OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification.

     Paul R. Arena                      954             972-9339
  ------------------------------    -----------  -------------------------
           (Name)                   (Area Code)      (Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

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 (3)  Is it anticipated  that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                      [ ] Yes [X] No

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                                AIM GROUP, INC.
         ------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

 has caused this notification to be signed on behalf by the undersigned hereunto duly authorized.

Date:   March 31, 1997              By:  /s/PAUL R. ARENA
        --------------                   -------------------------
                                         Paul R. Arena
                                         Chairman of the Board and
                                         Chief Executive Officer


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